Graubard Miller The Chrysler Building 405 Lexington Avenue NEW YORK, N.Y. 10174-1901 (212) 818-8800
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(212) 818-8881		(212) 818-8880
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nscooler@graubard.com

                January 16, 2007

VIA EDGAR AND OVERNIGHT MAIL

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ithaka Acquisition Corp.

Registration Statement on Form S-4

File No. 333-138365

Dear Mr. Reynolds:

On behalf of Ithaka Acquisition Corp. (the “Company” or “Ithaka”), we respond as follows to the Staff’s comment letter dated December 15, 2006 relating to the above-captioned Form S-4. Based on the Staff’s comments, we have converted the Form S-4 into a Schedule 14A Proxy Statement (“proxy statement”), which is being filed as part of this submission. The Agreement and Plan of Merger between Ithaka and Alsius Corporation (“Alsius”) (“Merger Agreement”) will be amended to address the change from a registration statement to a proxy statement. We have been advised by counsel to Alsius that the Alsius shareholder consent will still be valid with respect to the Merger Agreement , as amended and restated, and that no Alsius shareholder perfected dissenter rights as a result of that consent or will have a further right to perfect such dissenter rights as a result of the amendment and restatement. Accordingly, we have removed references to dissenter rights of the Alsius shareholders in the proxy statement.

Page references in our responses correspond to those set forth in the proxy statement, a copy of which has been marked to note the changes from the original filing on Form S-4. We are also delivering three (3) courtesy copies of such marked proxy statement to Mr. John Zitko, together with the supplemental materials identified in this letter. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Mr. John Reynolds

January 16, 2007

General

1.	We note that Alsius security holders holding a majority of the required Alsius voting power have already approved the merger agreement by consent action and you are not soliciting a vote of the Alsius security holders.

Therefore, an investment decision with respect to the shares to be issued pursuant to merger agreement appears to have been made already and it does not appear that such shares may be registered pursuant to the Form S-4 filed by the company.

We suggest that you consider submitting substantive amendments to correct the other deficiencies in your Form S4 noted below in the form of a Schedule 14A and request withdrawal of the Form S-4. We note that requesting withdrawal of the Form S-4 would still not obviate the need to amend your Exchange Act reports.

As suggested and discussed above, we have changed the filing so that the disclosure previously contained in the Registration Statement is now included in a preliminary proxy statement on Schedule 14A which has been filed. On January 10, 2007, we filed a Form RW with the SEC to withdraw the Form S-4 filing.

2.	We note your disclosure that the “Ithaka board of directors concluded that the merger agreement with Alsius is in the best interests of Ithaka’s stockholders.” We also note that Ithaka`s Chairman and CEO is an owner of an entity that manages the 33% owner of Alsius.

In your letter to shareholders, Cover Page, and at every instance of the assertion “Ithaka board of directors concluded that the merger agreement with Alsius is in the best interests of Ithaka’s stockholders,” please disclose the aggregate amount of consideration to be paid to all entities in which Mr. Brooke and each of your other officers and directors carries a direct or indirect economic interest. Please supply the Staff with the basis for such calculations, including the names of all entities and a specific description of the particular economic interest in each case.

The only officer or director of Ithaka who has an interest in a shareholder of Alsius is Mr. Brooke. As now disclosed in the proxy statement, Mr. Brooke was a Venture Partner of MPM Capital, which manages a number of funds that invest in the life science industry. He resigned from MPM Capital on December 3, 2006 as disclosed in the Notice of Special Meeting included with of the proxy statement. Four of such funds, MPM Bioventures II, L.P., MPM Bioventures II-QP, L.P., MPM Bioventures GMBH & Co. Parallel-Beteiligungs KG and MPM Asset Management Investors 2000B LLC, each of which is a Signing Shareholder of the Merger Agreement between Alsius

Mr. John Reynolds

January 16, 2007

and Ithaka, own stock, convertible notes, warrants and options of Alsius that will entitle them, in the aggregate, to approximately 33.3% of the Ithaka shares that will be issued to Alsius shareholders and noteholders on the closing of the merger and approximately 34.4% of any Milestone Shares that may be issued. Mr. Brooke was not aware of the investments of the MPM funds in Alsius at the time of Ithaka’s IPO. By the time that discussions between Ithaka and Alsius were initiated in July 2006, Mr. Brooke had learned of the investments of the MPM funds in Alsius, but did not know of their extent or detail, nor did he have any specific knowledge about Alsius or its business. As a result of Mr. Brooke having been a Venture Partner of MPM Capital, he has an approximate 1.7% profit interest in the investments of the MPM funds in Alsius, which presently is, and immediately following the merger will be, without value (since the amount paid for the investments exceeds the value of the Ithaka shares to be received). He also has a 2.47% ownership interest in MPM Asset Management Investors 2000B LLC (which has less than a 0.5% interest in the shares of Ithaka stock that the Alsius shareholders and noteholders will receive in the merger).

3.	Additionally, affirmatively disclose whether any officer or director of Alsius carries any direct or indirect economic interest in any of the entities identified in the preceding comment. If so, identify the entity and describe the nature of such interest.

We have disclosed on page 141 of the proxy statement that Kurt Wheeler has a 3.71% (75,000/2,080,833) ownership in MPM Asset Management Investors 2000B LLC.

4.	Please disclose all affiliations, relationships, connections, or otherwise between any officer, director, and shareholder of Ithaka with any officer, director, and shareholder of Alsius in both the letter to shareholders to be attached to the Schedule 14A and the summary section of such document. We may have further comment.

The only relationship of the type noted is that of Mr. Brooke described in the response to Comment 2, above, which has been addressed in the proxy statement as noted.

5.	Please disclose all affiliations, relationships, connections, or otherwise between any officer, director, and shareholder of each Ithaka and Alsius with any officer, director, and shareholder of Leerink Swann & Co Inc. or affirmatively disclose that there are none.

No affiliations or other material relationships as described in Item 404(b) of Regulation S-B exist between any officer, director or, to Ithaka’s or Alsius’s knowledge, shareholder of either Ithaka or Alsius with any officer, director or shareholder of Leerink Swann & Co. Inc. We have affirmatively disclosed such information on page 45 of the proxy statement.

6.

Additionally, and in light of Mr. Brooke’s affiliation with Alsius which apparently existed prior to Ithaka’s IPO, please disclose the reason(s) Leerink was engaged as a “financial advisor” for the transaction. Specify in detail the services for which Leerink was engaged and explain why it was necessary to engage Leerink since it appears Mr. Brooke was already affiliated with Alsius. Supply the Staff with an executed, dated

Mr. John Reynolds

January 16, 2007

copy of all agreements between Leerink and each of Ithaka and Alsius. We may have further comment.

We have revised the disclosure to indicate that Mr. Brooke had no knowledge of Alsius (other than that certain funds managed by MPM Capital had made investments in Alsius) before being contacted by Leerink Swann in July 2006. In addition, Alsius previously had never heard of Mr. Brooke and had no contact with him.

We supplementally advise the Staff that Alsius received a second round of comments from the SEC in July 2006 in connection with Alisus’s proposed IPO. As the public market weakened during that period, the Board of Directors of Alsius decided to wait to proceed with its initial public offering, subject to an improvement in the public markets and Alsius’s assessment of whether the offering would be successful. At this time, Alsius also engaged Leerink Swann to assist Alsius in exploring the possibility of a transaction with a specified purpose acquisition corporation. An executed copy of Leerink Swann’s engagement letter with Alsius is being provided to the Staff under separate cover by Dewey Ballantine LLP, counsel for Leerink Swann, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, counsel for Leerink Swann has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Leerink Swann also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83. We also supplementally advise the Staff that no engagement letter or other agreement has been entered into between Ithaka and Leerink Swann.

7.	Upon filing any Schedule 14A, please specifically identify the manner(s) in which each comment previously issued by the Staff in connection with Alsius’ abandoned public offering has been addressed in the Schedule 14A to be filed by Ithaka. If any comment is not addressed, please provide the basis for not doing so.

In connection with the Staff’s comment letter to Alsius dated May 22, 2006, all comments were addressed in Amendment No. 1 to Alsius’s registration statement on Form S-1 and were reflected in the discussion of Alsius in the Form S-4 as filed by Ithaka. In connection with the Staff’s comment letter dated July 3, 2006 regarding Alsius’s Form S-1, each comment has been addressed in the proxy statement as follows:

Amendment No. 1 to Form S-1

1.	We note your added disclosure and materials provided in response to comment 15 in our letter to you dated May 22, 2006. In order to expedite our review, please identify, by providing the relevant page numbers, the information in The New England of Journal of Medicine article that you believe supports your disclosure on page 43. Please also file the appropriate consents to your summary of the report.

Mr. John Reynolds

January 16, 2007

Alsius supplementally advises the Staff that the information in The New England Journal of Medicine article titled “Treatment of Comatose Survivors of Out-of-Hospital Cardiac Arrest with Induced Hypothermia” that supports Alsius’s disclosure can be found on page 557 in “Abstract—Conclusions” and on pages 559 and 560, which are provided to the Staff with the supplemental materials referenced in response to comment 89 herein. The information in The New England Journal of Medicine article titled “Mild Therapeutic Hypothermia to Improve the Neurologic Outcome After Cardiac Arrest” that supports the Company’s disclosure can be found on page 549 in “Abstract—Conclusions,” in the second and third paragraphs on page 549 and on page 552. The New England Journal of Medicine articles are summaries of studies prepared by others and readily available to the public, and were not commissioned by Alsius. The consent of The New England Journal of Medicine is not required as they are not experts and Alsius is only summarizing publicly available information.

2.	We note from exhibit 3.1(1) that your counsel also held the position of Secretary. Please provide any disclosure required by item 509 of Regulation S-K.

No disclosure was provided as counsel to Alsius is neither counsel for Ithaka nor named as an expert in the proxy statement.

Our ability to market our CoolGard system. . ., page 8

3.	Your response to prior comment 5 does not clarify why you may be at risk for liabilities. Therefore, we reissue the comment.

Additional disclosure was added to the Form S-4 in response to the Staff’s comments and can be found on page 26 of the proxy statement.

Management’s Discussion and Analysis, page 30

Use of Capital Resources, page 39

4.	Please tell us why you have not filed the waiver mentioned on page 40.

Alsius did not file the waiver in the proxy statement as such filing is not required because the proxy statement is Ithaka’s filing.

Company Overview, page 42

5.	We note your response to prior comment 14. If true, please clarify that the disclosed figures are based on your estimate of the incidence of the conditions based on undocumented data. Also, disclose the percentage of your estimated market that is

Mr. John Reynolds

January 16, 2007

outside the markets you currently serve given current regulatory approvals and your current geographic reach.

Additional disclosure was added to the Form S-4 in response to the Staff’s comments and can be found on page 100 of the proxy statement.

Market Opportunity, page 43

6.	We note your response and added disclosure on page 44 in response to comment 17. Please expand your disclosure relating to fever control in the treatment of patients with subarachnoid hemorrhage or primary traumatic brain injury to address the warning on your website regarding the safety of your system for the treatment of these indications.

Additional disclosure was added to the Form S-4 in response to the Staff’s comments and can be found on page 101 of the proxy statement.

Intellectual Property, page 54

7.	We note your response to comment 21. Given that your license agreement with Edwards Lifesciences has expired, please tell us how you are able to continue to use the coatings remaining in your supply.

Additional disclosure was added to the Form S-4 in response to the Staff’s comments and can be found on page 111 of the proxy statement.

Director Compensation, page 62

8.	We note your added disclosure regarding Mr. Waller. Please provide the disclosure required by Item 402(g)(2) of Regulation S-K.

No disclosure was added to the proxy statement as Mr. Waller’s compensation related to Alsius and not Ithaka. All board compensation for Ithaka is disclosed in the proxy statement.

Part II

Item 16. Exhibits, page II-3

9.	We note your response to comment 34. It appears you issued shares preferred stock within the two-year period contemplated by Item 601(b)(10) of Regulation S-K. Please tell us why you believe your preferred stock purchase agreements are not required to be filed.

Mr. John Reynolds

January 16, 2007

The stock purchase agreements needn’t be filed as exhibits in connection with the proxy statement and would not have been filed as exhibits or attachments to Form S-1 as these agreements were entered into more than two years prior to the filing date of the Form S-1 and there are no continuing obligations under such agreements.

8.	Supplementally advise us of the number and percentage of Alsius’ capital stock owned by the signing shareholders who have approved the merger and the transactions contemplated thereby.

We supplementally advise the Staff that the holders of 48,630 shares (61%) of Alsius common stock and the holders of 10,736,410 shares (94.8%) of Alsius preferred stock are Signing Shareholders to the Merger Agreement who have approved the merger and the transactions contemplated thereby.

9.	Please provide us with copies of minutes of the board of directors meetings for the board meetings between when you submitted your letter of intent to Alsius through October 2006.

A copy of the minutes of Ithaka board meeting held on October 3, 2006 is being furnished supplementally to the Staff. There were no additional formal board meetings at which the transaction was considered although the Ithaka directors were in daily informal contact with each other.

Prospectus Cover Page

10.	We note that one of the conditions contained in the merger agreement is the effectiveness of the Form S-4 initially filed on November 1, 2006. In your Schedule 14A, please disclose the impact of the inability to register such shares upon the proposed merger, Alsius, Ithaka, and their respective shareholders.

As discussed above, the Merger Agreement is being amended to reflect the change from a registration statement to a proxy statement and the condition requiring effectiveness of the registration statement has been changed to one requiring that the proxy materials be cleared for distribution by the SEC. The proxy statement will be distributed only to Ithaka’s stockholders in connection with the special meeting and will not be distributed to Alsius’s shareholders. Under the Merger Agreement, in the prior version and as amended and restated, the Ithaka shares issued to Alsius security holders cannot be sold for at least one year following the merger. As a result, the inability to register the Ithaka shares has no anticipated material impact on the Alsius security holders and no impact on the Ithaka stockholders.

Mr. John Reynolds

January 16, 2007

11.	We note the disclosure that 8 million shares of Ithaka common stock “will be distributed to the Alsius security holders in accordance with the priorities set forth in a schedule attached to the agreement and plan of merger.” In your Schedule 14A, please disclose in tabular format the number of shares to be paid as consideration to each person/entity (and specifically identify such persons/entities) pursuant to the merger agreement. Use the last quoted price of Ithaka common stock at the time of filing your Schedule 14A to estimate such amounts.

A chart of the nature requested has been added as Annex D to the proxy statement.

We note that, in addition to the 150% return on principal plus interest that the note holders will receive, warrants were also issued to acquire Alsius Series F stock at an exercise price of $3.00. Within the tabular format described above, please specifically identify how such warrants will affect the merger consideration to be distributed.

The warrant agreement for the warrants issued to Alsius noteholders described in the comment above provides that the warrants will automatically terminate upon a “Sale Transaction,” such as the consummation of the Merger Agreement. Therefore, the Alsius warrants will have no affect on the merger consideration to be distributed and, accordingly, no additional disclosure has been added to the proxy statement on this point.

12.	We also note the disclosure that up to 6 million shares of Ithaka common stock will be issued “if certain revenue targets are met during the years 2007, 2008 and 2009,” In light of Alsius’ historical revenues, which appear to have never been higher than at present, and appear to be on track to reach only $4.4 million for FYE 2006, please clarify the bases for setting such high targets for FYE 2007, 2008, and 2009 (14.8 million, 28 million, and 47 million respectively).

We have clarified on pages 13 and 67 of the proxy statement that targets were set through negotiations between the management of Alsius and Ithaka. We are advised that Alsius will equal or exceed its 2006 revenue target of $5.5 million. Alsius believes the targets for 2007, 2008 and 2009 are reasonable given the fact that Alsius intends to increase its domestic sales force from 10 to over 20 in 2009, release products in new international markets and continue penetration of European markets, which Alsius anticipates will be facilitated in large part by having access to Ithaka’s capital after the merger to enable product promotion and sales.

We note that such targets would amount to approximately a 336%, 636%, and 1091% growth over what you currently project for FYE 2006. We may have further comment.

As is disclosed on pages 13 and 67 of the proxy statement, the targets were selected on the basis of the projections that Alsius furnished to Ithaka, which projected increases of such amounts. Ithaka felt that, if the projections were realized, Alsius would be entitled to additional consideration and thus those amounts were selected as the milestones for the payment of the additional consideration. The respective management of Alsius and Ithaka, who are experienced in medical product sales, believes these targets are reasonable, particularly as the merger provides Alsius capital to fund growth.

Mr. John Reynolds

January 16, 2007

13.	We note the cross-reference to the risk factor section on the cover page is in all capital letters. All capital letters impede the readability of the disclosure. Instead of all capital letters, just use bold face or italic type to highlight the information. Revise through proxy/prospectus as appropriate. See for example, the highlighted paragraph on page 43.

The requested changes have been made throughout the proxy statement where applicable.

14.	Revise to add a specific page reference in your cross-reference to the risk factors section.

The page reference has been added as requested.

15.	You disclose that the shareholder should sign, date and return the enclosed proxy card. Please clarify, in the same paragraph, how any signed proxy cards will be voted in the event that they are returned without an indication of how the shareholder wishes you to vote. Please also make similar disclosure in the Notice of Special Meeting.

The Notice of Special Meeting has been revised as requested. The cover page has been deleted in the conversion to the proxy statement from the registration statement.

Notice of Special Meeting

16.	We note your statement that “the first proposal must be approved by a majority of the shares of Ithaka common stock sold in its initial public offering (“IPO”) and present and in person or represented by proxy and entitled to vote at the special meeting.” We note that your Form S-1 stated that “We will proceed with the business combination only if a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination .…” Please clarify the requirement for approval of the first proposal.

We have made the clarification requested in the Notice of Special Meeting.

17.	We note the disclosure pertaining to adjournment or postponement of the meeting. We also note that the proxy card indicates that the company “may postpone the special meeting to solicit additional voting instructions in the event that a quorum is not present or under other circumstances if deemed advisable by the Ithaka Board of Directors.” The registrant is advised that if they intend to adjourn or postpone the meeting to solicit more votes, it is our view that such postponement or adjournment of the meeting to solicit more votes is a substantive proposal for which the registrant must solicit votes. Clarify whether the postponement or adjournment maybe for the solicitation of additional votes.

Mr. John Reynolds

January 16, 2007

Under Ithaka’s by-laws and state law, the directors have the power to postpone the meeting prior to its being convened for the purpose of soliciting additional votes. As such situation will occur at a time prior to the convening of the meeting, there will be no opportunity to present such situation to a vote of the stockholders. Once the meeting has been called to order, it will not be adjourned and the Notice of Special Meeting and page 41 of the proxy statement and proxy card have been revised to so indicate.

Prospectus Summary, page 1

18.	We note the disclosure “None of the shares of Ithaka common stock issued to Alsius security holders at the closing of the merger may be transferred publicly for a period of one year following the closing of the merger, at which time one-half of the shares issued to each Alsius security holder may be sold in the public market.”

Please clarify throughout your Schedule 14A whether such lock-up applies to the shares of Ithaka common stock to be issued to “holders of outstanding unsecured convertible promissory notes, issued by Alsius Corporation in April 2006, August 2006 and October 2006” as noted on Schedule 1.5(a) of the Merger Agreement.

The use of the term “security holders” was intended to mean both shareholders and noteholders of Alsius. We have revised the text throughout the proxy statement to clarify that both the shareholders and noteholders of Alsius who receive Ithaka shares at the closing will be subject to the lock-up restriction.

19.	We note your statement that “Alsius markets a comprehensive suite of catheter based intravacular temperature management products that address an unmet clinical need for effective, accurate, easy-to-use and cost-effective control of body temperature in critical care patients.” (Emphasis added.) The basis for comparative factual assertions and for the company’s or management’s belief in certain qualitative statements must be clear from the text of the proxy statement/prospectus. Revise the disclosure throughout the document to address the concerns of the staff, or advise us supplementally as necessary. We may have further comment.

The disclosure has been revised where applicable throughout to provide support for the statements. Support may also be found in the supplemental materials in response to comment 89.

20.	We note the disclosure “Upon consummation of the merger, Ithaka will contribute to Alsius $3,000,000 in cash, to be used for bonus payments to Alsius’ management, employees and/or consultants to Alsius as the Alsius’ board of directors may determine in its sole judgment” and up to $2 million additional for the next three years.

We note the disclosure contained in Alsius’ amended Form S- I (on file at the time you disclose that discussions were taking place between Ithaka and Alsius) that it had “not

Mr. John Reynolds

January 16, 2007

reported an operating profit for any year since [its] inception, and . . . [had] accumulated losses of $58.4 million” through December 31, 2005.

We note your disclosure that Alsius had accrued an additional $8,189,000 loss during the next six months, to arrive at a total accumulated deficit of approximately $66,589,000 as of June 30, 2006.

In light of Alsius’ historical financial performance and inability to complete its IPO, please specifically clarify throughout your Schedule 14A the reason(s) why Ithaka has agreed to provide $3 million cash in bonus payments up front and $2 million cash over the next three years.

The requested disclosure has been made on pages 13, 43 and 67 of the proxy statement. Ithaka believes the disclosure makes clear that Alsius management labored for nearly a decade to develop, obtain regulatory approval of, and educate the medical community about Alsius’s critical care products prior to the merger.

21.	In connection with the preceding comment, please affirmatively clarify the individuals/entities that would be considered for such payments, especially with respect to “consultants.”

Additional disclosure has been added to pages 1, 13, 43 and 67 of the proxy statement.

22.	Please revise the presentation in this section to move the bullet point disclosure regarding the $3,000,000 cash bonus payment and possible $2 million additional bonus near the bullet paint addressing the amount of shares to be issued in the merger.

The referenced bullet point has been moved so that it is now the fifth bullet point in this section.

Summary for the Proxy Statement/Prospectus

23.	Please revise update your disclosure which indicates the amount of funds remaining outside of the trust and the amount of accounts payable and accrued expenses payable.

The referenced disclosure has been updated as requested.

The Parties, page 10

24.	We note your statement that “Alsius does not promote its products for cardiac arrest in the United States, it understands that physicians are using them off label to treat cardiac arrest and it expects use for this indication to increase.” Revise to provide the basis for your assertions that physicians are using the product off label to treat cardiac

Mr. John Reynolds

January 16, 2007

arrest and you expect that the use for this indication to increase. We may have further comment.

Through discussions with some physicians and others in the medical industry, Alsius has learned that its products may be used off label to treat cardiac arrest, including from physicians who may not be the ones actually using Alsius’s products. Alsius also notes that the New England Journal of Medicine report on hypothermia after cardiac arrest (see supplemental materials in response to comment 89) have increased awareness of the use of cooling to treat cardiac arrest. The disclosure on pages 10, 99 and 109 in the proxy statement has been revised accordingly.

25.	We note your statement that Alsius “is exploring ways to obtain clearance far cardiac arrest.” Please revise to clarify Alsius’ plans for obtaining clearance for cardiac arrest. We may have further comment.

We have added additional disclosure to pages 109 and 126 of the proxy statement stating Alsius’s plans to seek such clearance.

Ithaka Inside Stockholders, page 13

26.	We note the disclosure “At any time prior to the special meeting, during a period when they are not aware of any material nonpublic information regarding Ithaka or its securities, the Ithaka Inside Stockholders, and/or their affiliates, may enter into a written plan to purchase Ithaka securities pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934. Further, the Ithaka Inside Stockholders, and/or their affiliates, may engage in other permissible public market purchases, as well as private purchases, of securities at anytime prior to the special meeting of stockholders.”

Please advise the Staff` of any plans, negotiations, agreements, arrangements, or otherwise surrounding such purchases. Additionally, please provide the Staff with copies of all agreements entered into with respect to such plans. We may have further comment.

Presently, no 10b5-1 plans or agreements are in effect for any of the Ithaka Inside Stockholders. Eric Hecht and Paul Brooke, directors of Ithaka, have advised us that they may enter into such agreements after the filing of the proxy statement. Mr. Hecht is currently thinking of purchasing approximately 350,000 shares of Ithaka common stock and Mr. Brooke is currently thinking of purchasing approximately 150,000 shares of stock.

Mr. John Reynolds

January 16, 2007

27.	In connection with the preceding comment, and in light of the fact that it appears no such purchases have not yet taken place, please disclose all of the reason(s) why Ithaka Inside Stockholders may engage in such purchases in the future.

Disclosure of such reasons has been added at all appropriate places in the proxy statement.

28.	In connection with the preceding comments, please clarify throughout your Schedule 14A how each Ithaka Insider will vote any shares acquired through the methods described above and the reasons therefore.

Disclosure of how each Ithaka Inside Stockholder will vote any shares acquired through such methods has been added at all appropriate places in the proxy statement.

Alsius Bonuses, page 14

29.	We note that $3 million in bonuses will be contributed to Alsius upon consummation of the transaction for payment to management, employees and/or consultants. Please revise to clarify the timing of these payments and any employment and/or length of service requirements to receive these bonuses (e.g, eligible employees must be employed by Alsius at the date of payment). Also, revise to clarify any employment and/or length of service requirements related to an individual and/or entity receiving a bonus from the up to $2 million in contingent bonuses.

Additional disclosure has been added to pages 13, 43 and 67 of the proxy statement.

Fairness Opinion, page 14

30.	Please provide the Staff with a dated, executed copy of the Capitalink, L.C. engagement letter.

A dated, executed copy of the Capitalink, L.C. engagement letter is being furnished supplementally to the Staff.

Appraisal/Dissenters’ Rights, Page 17

31.	We note the disclosure that “The board of directors of Alsius has determined that the consideration to be paid to the Alsius security holders is reasonable and that the merger is in the best interest of Alsius and its security holders.” Please clarify in each location where such disclosure appears throughout your Schedule 14A the consideration to be received by each Alsius board member pursuant to the merger agreement as well as the consideration to be received by each class of shareholder noted on Schedule 1.5 (a) of the Merger Agreement.

Additional disclosure has been added to pages 12, 43 and 141 of the proxy statement.

Mr. John Reynolds

January 16, 2007

Interest of Ithaka Directors and Officers in the Merger, page 18

32.	We note your disclosure that Mr. Brooke, Mr. Hecht and Mr. Glazer purchased 1,250,000 warrants pursuant to an agreement in compliance with Rule 10b5-1. Please provide the Staff with a copy of the dated executed agreement, the date(s) of such purchases and the measures taken to ensure compliance with Rule 10b5-1.

The requested agreements have been furnished supplementally to the Staff. We note that a form of Warrant Purchase Agreement for Messrs. Brooke, Hecht and Glazer was filed as Exhibit 10.9 to Ithaka’s IPO registration statement on Form S-1. As noted in such agreements, all discretion concerning the amount and volume of purchases is solely with the broker, in compliance with Rule 10b5-1. Further, Forms 4 were filed with respect to the following purchases:

Name	Filing Date	Purchase Amount
Mr. Brooke	9/27/05 9/28/05 9/28/05	363,150 warrants 167,850 warrants 22,750 warrants

Mr. Hecht	9/28/05 9/28/05	531,000 warrants 22,750 warrants

Mr. Glazer	9/27/05 9/28/05 9/28/05	80,700 warrants 37,300 warrants 24,500 warrants

Regulatory Matters, page 21

33.	Please provide the Staff with a detailed legal analysis as to the basis for the Board’s determination that no HSR filing was necessary, including all board resolutions in connection thereto.

No HSR filing is necessary because the parties to the transaction have assets and revenues that are beneath the thresholds specified in the “size of the person” test under the HSR statute and rules. The 2005 sales of Alsius, a manufacturer, were $3.223 million and its assets were $6.619 million. Ithaka, the acquiring company, had assets of $49 million and has not had any sales. The principal stockholders of Ithaka are three individuals, none of whom has 50% or more of the outstanding voting securities of Ithaka. Alsius also has a diverse group of shareholders, none of whom controls 50% or more of its outstanding voting securities. The transaction is valued at approximately $44 million in a stock for stock deal, although the Alsius shareholders also could get an additional 6 million shares (currently worth about $33 million) if the company performs well. Under 15 USC 18(a)(2)(B)(ii)(I) and the revised thresholds, for a transaction valued at less than $200 million to be reportable, the target (Alsius) would need assets or sales of greater than $11.3 million and the acquiring company (Ithaka) would

Mr. John Reynolds

January 16, 2007

need assets or sales of at least $113.4 million. Given that neither the target nor the acquiring company met their respective thresholds, the transaction is not reportable.

Alsius’ Selected Historical Financial information, page 22

34.	Please revise to present the income (loss) per share and cash dividends declared per share for each period presented in accordance with Item 301 of Regulation S-K.

Alsius has revised its selected historical financial information to include income (loss) per share and added a statement there have been no cash dividends declared or paid for all periods presented.

Comparative Per Share Data, page 25

35.	Please revise to present Alsius’ income (loss) per share and pro forma income (loss) for each of the 3 most recent years and subsequent interim period. Present historical book value per share for Alsius for the most recent year and subsequent interim period. Please refer to the Instructions to paragraphs (e) and (f) of Item 3 of Form S-4. Although this transaction is not a pooling, the pooling guidance continues to apply to reverse acquisitions involving a shell company and an operating company.

Alsius has revised its comparative per share data to present income (loss) per share and historical book value per share for the periods requested above.

Risk Factors, page 26

36.	Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. For example, the subheading far the second factor merely reads “Alsius competes primarily with conventional temperature management products that currently have greater market penetration, as well as with other novel temperature management products.” Avoid simply referring to a fact about your company or a future event in your subheadings. Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact.

The risk factor subheadings have been revised as requested.

37.	Please revise to provide a risk factor to address the fact that the warrant holders may not be able to exercise the warrants during the 30-day period (e.g. measurement period) prior to the redemption date as a prospectus may not be current and the warrants may not be exercisable during that period. Due to these circumstances, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

Mr. John Reynolds

January 16, 2007

A risk factor to the effect stated in the comment has been added to the section on page 35 of the proxy statement.

38.	We note the disclosure in Risk Factor One: “Alsius does not promote or advertise Alsius’ CoolGard system and its accompanying single-use disposable catheters for cardiac arrest or other off label uses.” However, we also note the disclosure throughout your Form S-4 that Alsius and Ithaka are aware that Alsius’ products are being used for off label applications and actually view such applications among Alsius’ “current markets.”

Please add a risk factor discussing the risks attendant to Alsius’ knowledge that a significant amount of its revenue is generated from off label treatment, especially in light of your disclosure that “Alsius withdrew its request for cardiac arrest clearance because the FDA stated that it would require additional safety and efficacy data from a randomized, controlled human clinical trial.”

Quantify the amount of such revenue as well as the potential increased liability if Alsius were to be found to have sold its products in conscious disregard of such off label use. If such potential liability is unlimited, specifically state.

Additionally, please specifically address how Alsius is aware that “a significant amount of Alsius’ revenue in the United States is generated from off label treatment of cardiac arrest” if it “does not promote or advertise” for such off label use.

The revenue at issue only relates to the U.S. component of Alsius’s revenue plan. Alsius is cleared for these indications in Europe and Canada and other international markets, as stated in the proxy statement. The risk factor on page 26 of the proxy statement discloses the potential liabilities in connection with off label use in the U.S.

Alsius has no way of quantifying the amount of revenue, if any, which is derived from off label use. Alsius does not in any way promote its products in the U.S. for this use. Alsius’s belief that physicians in the U.S. are using its products off label to treat cardiac arrest is based on anecdotal statements from physicians and hospitals, and from the fact that the products are used for this indication in Europe and other international markets. Alsius cannot confirm the amount of such use with any certainty. The disclosure in the proxy statement has been revised to indicate Alsius believes it is generating revenue from off label use, but cannot quantify the amount.

39.	We note your statement in risk factor two that “If Alsius’s potential customers have already purchased competing products, they may feel the need to recoup the cost of those products before they consider purchasing Alsius’s products, even if they believe Alsius’s products are superior.” Risk factor discussions should not contain any

Mr. John Reynolds

January 16, 2007

mitigating language. Revise to delete the mitigating language throughout your risk factors section.

The risk factors have been revised to delete mitigating language. However, we do not feel that the language emphasized in the comment is mitigating. To the contrary, it is a true risk to the effect that even if a potential customer believes that Alsius’s products are superior to what the customer has on hand, it might defer the purchase of products from Alsius until it has amortized the cost of its existing equipment or inventory.

40.	Revise your fifth risk factor to indicate the percentages Euromed and Fuchs Medical accounted of Alsius’s revenues for the fiscal years ended 2004 and 2005.

Additional disclosure has been added to page 27 of the proxy statement.

41.	Please revise risk factor fifteen to identify the one supplier of a key component of its product.

Additional disclosure has been added to page 31 of the proxy statement.

42.	The discussion in the twenty second risk factor is substantially similar to the risks being addressed in the sixth risk factor. Please delete this discussion from the twenty second risk factor and consolidate the discussion in the sixth risk factor.

The two referenced risk factors have now been consolidated into what is now the first risk factor (formerly the sixth risk factor).

43.	The risk factors need to be set forth in the order of materiality. Revise your risk factors to present the risk factor “The funds held in trust and released to Ithaka upon consummation of the merger may not be sufficient for Alsius to operate its business beyond 2007.” at the beginning of the risk factors section.

The risk factors have been re-ordered in order of what we believe is their relative materiality.

44.	Please revise to add a risk factor related to an effective registration statement not being in place at the time of warrant exercise and specifically state, if true, that (i) the Registrant has no obligation to net cash settle the warrants in the absence of an effective registration statement as disclosed in their Warrant Clarification Agreement, (ii) if the prospectus relating to the common stock to be issued upon the exercise of the warrants is not current the warrants may expire unexercised and worthless and (iii) a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless).

Mr. John Reynolds

January 16, 2007

A risk factor to the effect stated in the comment has been added to the section on page 35.

Voting Your Shares, page 42

45.	We note your statement that “If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by our board “FOR” the adoption of the merger proposal, the name change amendment, the capitalization amendment, the Article Sixth amendment and the equity incentive plan proposal.” Please revise to highlight the entire noted statement by the use of bold face type or italics.

The referenced section is now highlighted in bold face type on page 41 of the proxy statement.

Ithaka Insider Stockholders, page 44

46.	We note your disclosure on page 45 that the Ithaka Inside Stockholders will vote their shares with respect to “all of the other proposals.” Please specify in this location the manner in which such shareholders will vote their shares with respect to the merger.

The disclosure has been made as requested on page 42 of the proxy statement.

The Merger Proposal, page 46

47.	Please revise to indicate the percentage the Alsius security holders will own of Ithaka’s common stock.

The blank space in the second to last sentence of the discussion under “General Description of the Merger – Merger Consideration” on page 43 of the proxy statement has been filled in to provide the requested disclosure.

Alsius Bonuses, page 46

48.	Please specifically identify all persons who may be subject to the second paragraph of this section.

Additional disclosure has been added to pages 13, 43 and 67 of the proxy statement.

Background of the Merger, page 46

49.	Specifically disclose when you began the “efforts and . . . research” that identified over 100 companies, as disclosed on page 47.

Mr. John Reynolds

January 16, 2007

We have disclosed on page 44 of the proxy statement that such efforts began in September 2005.

50.	Please revise to clarify the criteria used to narrow the search from over 100 companies to the preliminary discussions with the six companies.

The disclosure has been revised on page 44 of the proxy statement to provide the clarification requested.

51.	Specifically disclose when you began the “preliminary discussions” disclosed in the second full paragraph of page 47.

The requested disclosure has been added on page 44 of the proxy statement.

52.	Please revise to clarify if Ithaka, its management or any initial shareholders have had any pre-existing relationships with Alsius or its affiliates.

The requested disclosure has been added on page 45 of the proxy statement.

53.	Revise to provide a detailed time line concerning Ithaka’s contacts with prospective targets.

We believe that the discussion in this section (“Background of the Merger”), as revised, now provides a reader with a clear account of the chronology of the events described.

54.	Specifically disclose when the letters of intent disclosed in the second full paragraph of page 47 were sent. Please provide us with dated, executed copies of each letter.

The requested disclosure has been added on page 44 of the proxy statement. We are sending supplementally to the Staff copies of each letter of Intent.

55.	Disclose the specific date upon which Alsius decided to postpone its public offering ‘until market conditions improved.”

We advise the Staff that Alsius’s Board of Directors decided to postpone its public offering on July 10, 2006 and have added disclosure on page 45 of the proxy statement.

56.	Reconcile your disclosure that Alsius decided to postpone its public offering “until market conditions improved” with the Form RW that Alsius submitted in order to withdraw its Form S-1 which appeared to suggest that the signing of the merger agreement with Ithaka was the reason.

We have added disclosure, as indicated in the response to Comment 55, that the Alsius Board of Directors decided to postpone its public offering on July 10, 2006. While discussions

Mr. John Reynolds

January 16, 2007

between Alsius and Ithaka had started shortly before that date, the reason for the decision to postpone Alsius’s public offering was a result of market conditions and not the discussions with Ithaka. The Alsius board did not want to withdraw the registration statement until it knew it had a realistic alternative. Accordingly, it did not withdraw Alsius’s registration statement until a definitive Merger Agreement had been signed with Ithaka on October 3, 2006. The disclosure in this section has been revised to describe this sequence of events.

57.	Disclose the specific date upon which Alsius requested Leerink to “assist . . . in exploring potential financing alternatives for Alsius and authorized LSC to contact representatives of Ithaka.”

The requested disclosure has been made on page 45 of the proxy statement.

58.	Disclose the specific date upon which Mr. Brooke was first contacted by LSC.

The requested disclosure has been made on page 45 of the proxy statement.

59.	Briefly indicate the services provided by Leerink Swann & Co. Clarify whether Leerink Swann & Co. was paid or will be paid any finders fee or similar fee in connection with the merger.

With respect to the portion of this comment regarding the services provided by Leerink Swann in connection with the merger, please refer to our response to Comment 6. With respect to the portion of this comment regarding the fee payable to Leerink Swann in connection with the merger, we note that disclosure regarding Leerink Swann’s fee appears on page 74 of the proxy statement.

60.	Describe, in greater detail, discussions during the period between July 2006 and October 2006.

We have added the requested disclosure beginning on page 45 of the proxy statement.

61.	Discuss each meeting in detail. Describe the substance of all material discussions. Wherever possible, identify the individuals at each meeting.

We have added the requested disclosure beginning on page 45 of the proxy statement.

62.	Discuss the negotiations of the merger in greater detail. Clarify how the final consideration was determined. Discuss whether any valuation of Alsius was conducted prior to or during the merger negotiations. Indicate whether any valuation of Alsius was presented to the lthaka board of directors prior to their approval of the merger on October 3, 2006. Discuss whether and/or know Capitalink, L.C. participated in determining the consideration to be paid to Alsius.

Mr. John Reynolds

January 16, 2007

We have added the requested disclosure beginning on page 45 of the proxy statement.

63.	We note that certain financial information, including financial projections, was provided to Ithaka’s management on September 14, 2006. Advise us who prepared the projections. Supplementally provide us with these projections. In addition, please provide us with a detailed analysis for any conclusion that the non-public information is not material and therefore need not be disclosed. We may have further comment.

The revised proxy statement includes detailed information about the projections, including the information requested in this comment, in the proxy statement. Such information appears in the subsection entitled “Projections Furnished by Alsius to Ithaka” beginning on page 48. We have provided a copy of such projections to the Staff as supplemental information.

64.	Provide us with copies of all non-public information received by the Ithaka, their affiliates and representatives that led to the execution of the merger agreement. We specifically note that Capitalink reviewed non-public information which included financial projections, other internal financial information and management reports.

We supplementally provide herewith the due diligence request list by which Ithaka requested information from Alsius in connection with Ithaka’s due diligence review of Alsius in connection with Ithaka’s decision to acquire Alsius. The list is annotated to indicate Alsius’s response to each of the questions. Materials were provided in response to the questions, which consisted of approximately four boxes of written materials. Capitalink was given access to all of these materials that it deemed relevant.

If the Staff wishes to review any particular items from the due diligence list, they will be promptly provided upon request.

65.	Revise to specifically indicate when Capitalink provided its signed opinion regarding the fairness from a financial point of view to Ithaka.

The issuance of the signed opinion on October 3, 2006 is now disclosed on page 47 of the proxy statement.

66.	We note your statement that all of the company’s officers and directors are experienced financial analysts and are capable of applying sophisticated judgment to financial projections and other financial information. Please revise to provide a separate section addressing the board’s and management’s extensive experience in performing financial analyses, due diligence and their qualifications in valuing companies or advise us why the disclosure is not necessary.

The requested disclosure has been added on page 47 of the proxy statement.

Mr. John Reynolds

January 16, 2007

67.	We note that Capitalink delivered a presentation to the board of directors. Any presentations or reports prepared by management or Capitalink, prior to the board’s determination on October 3, 2006 to approve the merger, should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions, Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at the board meetings should be supplementally provided to the staff. The disclosure should not be conclusory and should provide sufficient information so that the investors may determine whether the proposed merger is in their best interests.

The requested disclosure has been added on page 48 of the proxy statement.

68.	Specifically address whether any due diligence package regarding Alsius was presented to the board of directors on October 3, 2006. Address the information presented regarding Alsius in reasonable detail.

The requested disclosure has been added on page 47 of the proxy statement.

Reasons for the Approval of the Merger, page 48

69.	Revise to clarify whether the discussion within each noted factor is the board’s conclusions regarding those factors.

We have revised the disclosure on page 53 of the proxy statement to clarify that the discussion within each noted factor is the board’s conclusions regarding those factors.

70.	If the noted statements within the factors are not the board’s conclusions regarding the factors, please disclose the basis for each qualitative statement contained within this section. If you cannot provide support, such statement(s) should be removed.

In accordance with our response to comment 69, no additional disclosure has been made.

71.	Please revise to define AMI (i.e. acute myocardial infarction) on page 49.

AMI has been defined on page 55 of the proxy statement.

72.	We note the following disclosure on page 48: “As all of our directors and officers are experienced financial analysts and believe that they are capable of applying sophisticated judgment to financial projections and other financial information, as well as to management capabilities and other business factors, we did not engage any outside financial or other advisors to assist us during the period we were searching for a business combination partner.”

Mr. John Reynolds

January 16, 2007

In this section, please specifically explain the impact that each of the following apparent inconsistencies has upon your management’s determination that the Alsius acquisition is “in the best interests of Ithaka’s shareholders.”

Large Target Market with Significant Growth Opportunities: “In examining the therapeutic temperature management markets, our research identified three current markets and two markets of material potential. Current markets include 1)fever control in the Neuro ICU, 2) cardiac arrest, and 3) cardiothoracic surgery. We estimate on a worldwide basis that the number of patients treated each year in these categories exceeds 2 million in the aggregate, Assuming a catheter cost in excess of $500 per patient results in the potential revenue estimate for each of these markets in excess of $1 billion.”

Please explain how these may be current markets if Alsius is not cleared for such treatment.

Disposable-Driven Product/Business Model: “several other large markets may become available, including hypothermic treatment for myocardial infarction and stroke. Clinical trials are ongoing for these indications, each of which would provide an additional source of millions of patients who could appropriately be treated should such intervention prove effective in these trials.”

Please reconcile with your disclosure elsewhere that clinical trials have been abandoned.

As previously indicated, Alsius is cleared for all of the indications mentioned in this comment in Europe and other markets outside the United States. Alsius is cleared in the U.S. for fever control in certain neuro-intensive care patients and temperature management in cardiac and neuro surgery patients. Alsius believes doctors may be using Alsius’s products in the U.S. for cardiac arrest but has no way of quantifying this use.

The clinical trials referred to are for the several other large potential markets where trials are being conducted by other companies to prove efficacy of the procedure in these patients. Innercool is involved in an NIH-financed stroke trial with hypothermia and Radiant is running a trial in AMI patients. If these trials are successful, Alsius intends to start selling overseas for these indications because Alsius has broad enough approvals in other foreign jurisdictions for these indications. Alsius would then pursue its own specific clearances in the United States.

73.	The recommendation of the board of directors should be substantially revised and expanded to provide a reasonably detailed discussion of the basis for the recommendation and a detailed analysis of the factors considered and conclusions reached. In addition, the discussion should provide an analyses and conclusions about each factor, and indicate whether the factor was favorable, unfavorable or neutral to the board’s conclusion.

Mr. John Reynolds

January 16, 2007

We have added disclosure to address this comment in the section now entitled “Factors Considered by the Board of Directors” on page 53 of the proxy statement. We have left the “Recommendation of Ithaka’s Board of Directors” section as we believe its function is to provide a short summary of what the board recommends.

74.	To strike a more balanced presentation, include a summary of the possible disadvantages of the merger considered by the board of directors.

We have added the requested disclosure on page 55 of the proxy statement.

Merger Provides Financial Resources to capitalize Alsius’s First Mover Status and Pursue Acquisition Opportunities, page 49

75.	Please disclose the “other product lines” identified for possible acquisition discussed in this section.

Neither Alsius nor Ithaka has specifically identified any particular product line it would be interested in pursing nor has it entered into discussions with any potential seller. Therefore, the disclosure in the proxy statement has been revised to delete such reference.

76.	Please disclose the specific “cost saving initiatives” that will be possible as a result of the capital available from the proposed merger.

The requested disclosure has been added on page 55 of the proxy statement.

77.	Please disclose how your operating leverage may be improved as a result of the capital available from the proposed merger. It appears that your operating margins have remained similar after various other financing rounds undertaken in the past.

The requested disclosure has been made on page 55 of the proxy statement.

High Quality Due Diligence, page 50

78.	We note the disclosure under the heading “High Quality Due Diligence.” Please clarify how the board considers the methodology disclosed (“we interviewed several physicians and nurses with respect to Alsius’s [sic] technology and competition. The board concluded that Alsius’s [sic] products were preferred over other interventional routes.”)

The heading “High Quality Due Diligence” has been deleted, but the requested disclosure has been added beginning on page 53 of the proxy statement.

Mr. John Reynolds

January 16, 2007

79.	We note your reference to “High Quality of Due Diligence” as a factor considered by the board. Clarify how the due diligence performed differed from standard due diligence performed with acquisitions.

We have deleted the subsection entitled “High Quality of Due Diligence.”

Interest of Ithaka’s directors and officers in the merger, page 50

80.	Include discussion of each officer’s and director’s direct and indirect economic interest(s) in Alsius.

As indicated in our response to comments 2 and 4, the discussion at this point has been revised to address the comment.

81.	Please disclose the price at which the options discussed in this section will be exercised.

We have revised the disclosure to indicate that the exercise price of the options will be determined by the Committee under Ithaka’s incentive compensation plan at the time of the grant and may not be less than 100% of the fair market value on the date of grant.

Fairness Opinion, page 51

Aggregate Consideration Analysis, page 54

82.	Please detail the “Assumed net debt at closing of approximately $3.0 million.”

The assumed debt at closing is the estimated principal balance of the secured promissory note with a financing company (see note 8 to the Alsius financial statements).

Comparable Company Analysis, page 55

83.	We note the disclosure on page 55 that “Capitalink identified...nine companies that it deemed comparable to Alsius with respect to their industry sector and operating model. All of the comparable companies provide medial devices for use in acute care settings.” Please disclose which of these companies, if any, earn “significant” revenues from off label sue of their products, as you disclose Alsius does.

Alsius does not have the ability to measure what proportion of its revenues, or whether a “significant” portion of its revenues is derived from the off-label use of its products, and has amended its language elsewhere in the proxy to indicate the foregoing.

Capitalink also noted that none of the comparable companies discusses the off-label use of Alsius’s products in its most recent filings. Accordingly, no revisions to the disclosure have been made.

Mr. John Reynolds

January 16, 2007

84.	We note the disclosure on page 55 that all of the comparable companies are larger than Alsius in terms of revenue. Disclose how management determined that comparisons with such companies would be relevant in light of Alsius’ revenues being, at best, 2.3 times less than the smallest of the comparables and, at worst, 113.8 times smaller than the largest of the noted comparables.

Additional disclosure has been added beginning on page 45 of the proxy statement.

Comparable Transaction Analysis, page 56

85.	Please revise to disclose the six comparable transactions since January 2003 used by Capitalink in the analysis disclosed on page 57.

Additional disclosure has been added on page 61 of the proxy statement.

Unaudited Pro Forma Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 2 – Pro Forma Adjustments, page 84

86.	We note adjustment D relates to $3.0 million in cash bonuses committed to management. Please revise to clarify how these bonuses have been presented as part of the transaction (e.g. distribution, compensation expense) and your basis for this presentation.

The Agreement and Plan and Merger states that $3.0 million will be paid to certain members of Alsius management, which will be paid upon consummation of the merger. Of this amount, approximately $1.8 million is expected to require future service. Accordingly, $1.2 million has been treated as a component of the purchase price and $1.8 million has been treated as prepaid compensation. The unaudited pro forma combined condensed balance sheets have been revised for this presentation.

87.

We reviewed your pro forma adjustments and it is unclear how adjustments H, I and J are appropriate. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact (for income statement adjustments). In addition, infrequent or nonrecurring items included in the underlying historical financial statements of the registrant or Alsius and that are not directly affected by the transaction should not be eliminated. Accordingly, please revise to remove all such adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting your conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X (i.e. clarify how each is directly

Mr. John Reynolds

January 16, 2007

attributable to the transaction, factually supportable, and expected to have a continuing impact).

Pro Forma Adjustment H

In accordance with the April 2006 unsecured convertible promissory note agreements, a sale transaction results in the automatic payment of 150% of the principal and accrued interest of the notes. The payment is in the same form of consideration as received by the other shareholders of Alsius, which is shares of Ithaka common stock. Accordingly, the elimination of the unsecured promissory notes and related expense amounts is directly attributable to the Ithaka acquisition of Alsius and is factually supported by the promissory note agreements. The footnote has been revised to clarify the nature of the pro forma adjustment.

Pro Forma Adjustment I

In accordance with the Preferred Stock Warrant agreement (which is with the financing company referred to in our response to Comment 82), the warrant will be exercisable for the same securities as would be payable for the preferred stock in the event of an acquisition. The warrant is currently exercisable into Series F Preferred Stock; accordingly, the warrant holder will have the right to receive Ithaka common stock in accordance with the terms of the acquisition agreement. The warrant holder plans to complete a cashless exercise resulting in the warrant no longer being outstanding upon the acquisition of Alsius by Ithaka. The elimination of the warrant and the related income statement effects is directly attributable to the Ithaka acquisition of Alsius and is factually supported by the Preferred Stock Warrant agreement. The footnote has been revised to clarify the nature of the pro forma adjustment.

Pro Forma Adjustment J

The income tax provision for Ithaka was eliminated through a pro forma adjustment because the consolidated company after the acquisition will be in a net loss position. Alsius has experienced net losses since inception and has a full valuation allowance against its deferred tax assets. Accordingly, management expects the consolidated entity will have a zero tax provision. Pro forma adjustment J is directly attributable to the transaction and is factually supportable by the consolidated net losses.

Business of Alsius, page 101

88.	We note that, in many respects, your registration statement appears promotional, rather than factual, and should be significantly revised to remove all promotional statements. Speculative information should not be included unless it is clearly labeled as the opinion of management of the Company and the disclosure includes the reasonable basis for such opinions.

Mr. John Reynolds

January 16, 2007

We additionally continue to note the many statements in your registration statement that proclaim the potential benefits of your product candidates but, again, given the state of your testing, we are unclear as to the reasonable basis for these strong affirmative statements and how you are able to draw such conclusions. The reasonable basis for comparative factual assertions and for your beliefs in certain qualitative statements must be clear from the text of the prospectus or provided to the staff as a supplemental submission. If your support comes from third parties, please name them in the prospectus and file as exhibits their consents to being named in the prospectus and to the summary of their reports. If you cannot provide us with the reasonable basis for these assertions, you should delete them. The Commission encourages the use of projections, but there must be a reasonable basis for projections. There does not appear to be a reasonable basis for the amounts presented, therefore they should be removed.

We have revised the business description as requested to remove potentially promotional statements and qualify as management’s belief any statements that may appear speculative.

89.	We note the following disclosure on page 101: “Alsius believes the potential worldwide market for sales of its catheters exceeds $2.3 billion annually. This estimate is based on Alsius’ estimate of the worldwide incidence of acute conditions treatable with Alsius’s products, whether under current regulatory clearances or off-label, and assumes one catheter is sold for every eligible patient treatment. These estimates include documented and undocumented data and Alsius’s estimates and extrapolations of such data.”

Disclose the market, the amount of such market, and percentage of sales Alsius contributes for conditions that Alsius currently has regulatory clearance, both within and outside the United States. As noted above, you must provide the basis or source for your estimates of the potential annual worldwide market for sales of disposable catheters for each indication.

We are sending supplementally to the Staff the backup for the market size data.

Clinical Studies and Regulatory Clearances, page 109

90.	Explain how Alsius is “exploring paths to obtain FDA clearances” as you disclose on page 110 if, as it appears from your disclosure, Alsius is not currently conducting any clinical trials. How may Alsius obtain clearance without clinical trials?

Please refer to our response in comment 38 above.

Mr. John Reynolds

January 16, 2007

Intellectual Property, page 112

91.	Affirmatively state whether you are currently in negotiations with Edwards Lifesciences. If not, explain how you may be “successful in renewing the license agreement” you discuss on page 112.

The disclosure on page 111 of the proxy statement has been revised to describe the status of negotiations with Edwards Lifesciences.

Alsius Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 116

92.	We note the discussion contained in risk factor six: “Alsius has not yet generated sufficient cash from operations to finance its business. Alsius has financed its operations to date principally through the private placement of equity securities and debt securities convertible to equity . . . . These losses may be substantial and Alsius may never achieve or maintain profitability. Alsius has not yet been able to finance its operations with the cash generated from its business.”

In light of such discussion, please detail in your MD&A discussion the reasons why lthaka decided to acquire Alsius, including, but not limited to:

Ithaka’s management’s analysis as to why now is the right time to acquire Alsius; and

The reasons why Ithaka’s management believes Alsius will be “able to finance its operations with the cash generated from its business its own revenues in the future” (in contrast to the suggestion in Risk Factor Six).

We especially note your statements on page 29 that “Alsius has not reported an operating profit for any year since its inception, and from its inception through December 31, 2005, it had accumulated losses of $58.4 million. Alsius expects to incur net losses for the foreseeable future.”

Additional disclosure in response to this comment has been added beginning on page 53 of the proxy statement under the subsection entitled “Factors Considered by Ithaka’s Board of Directors.” As the comment is directed at considerations of Ithaka’s management, we believe this is the appropriate place to address this matter.

93.	Reconcile your discussion of “inefficiencies in [the] manufacturing process” and “increased efficiencies of fixed and partially fixed manufacturing costs” on pages 120 and 121.

The manufacturing efficiencies will not be achieved until post merger. Accordingly, additional disclosure has been made on page 122 of the proxy statement.

Mr. John Reynolds

January 16, 2007

Results of Operations, page 120

94.	We note that the cost of revenue has exceeded revenue for each period for which a statement of operations is presented and that this trend is attributed to inefficiencies in the manufacturing process, which are attributed in part to “the limited number of CoolGard systems and catheters produced and sold in relation to fixed and partially fixed manufacturing costs.” Please expand this disclosure to explain the specific nature of the manufacturing inefficiencies, describe the nature of the fixed and partially fixed manufacturing costs, describe the reasons why this trend has occurred without any apparent change or attempts to change to date, and explain fully the nature and timing of the planned cost reduction initiatives.

Additional disclosure has been added on page 122 of the proxy statement.

Liquidity and Capital Resources, page 123

95.	Please revise your disclosure to include an analysis of the components of the statements of Alsius’s cash flows (i.e. operating, investing, and financing activities) that explains the significant period-to-period variations in the line items (e.g. provide an explanation of the basis for the changes in accounts receivable, inventory, accounts payable and accrued expenses, and equity and debt financing). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows.

Additional disclosure has been added on pages 123 through 126 of the proxy statement.

96.	In connection with the comment above, please provide a discussion of the changes in Alsius’s cash flows for the year ended December 31, 2004 to the year ended December 31, 2003.

Additional disclosure has been added on pages 125 to 126 of the proxy statement.

Uses of Capital Resources, page 124

97.	We note that Alsius plans to seek regulatory approval for new indications for its products. Please revise to disclose the expected timing and source of such liquidity for each indication’s regulatory approval, (e.g. we plan to start clinical trials for the cardiac arrest indication in 20XX which would require approximately $Y over Z years).

Please see our response to comment no. 25.

Mr. John Reynolds

January 16, 2007

98.	Please revise to present your contractual obligations for periods consistent with the guidance of Item 303(a)(5) of Regulation S-K.

The contractual obligations have been revised to be consistent with the guidance of Item 303(a)(5) of Regulation S-X.

Description of Ithaka Common Stock and Other Securities

Warrants, page 140

99.	Please revise your description to clarify the fact that a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless).

The requested disclosure has been added.

Alsius Financial Statements

Balance Sheets, page F-3

100.	We note Alsius presents deferred compensation on its balance sheet related to stock-based compensation, Tell us how this presentation is consistent with the provisions of paragraph 74 of SFAS 123(R).

Alsius applied the minimum value method under SFAS 123 for disclosure purposes and accounted for stock options issued to employees under APB 25 prior to adopting SFAS 123(R) on January 1, 2006. In accordance with paragraph 83 of SFAS 123(R), Alsius applied the prospective transition method which requires Alsius to continue to follow APB 25 for awards outstanding at the date of adoption. Accordingly, Alsius presents deferred compensation for those awards outstanding as of January 1, 2006 in accordance with APB 25.

Statements of Operations, page F-4

101.	We note you have presented stock based compensation in a separate note on the face of the statements of operations. 1n accordance with SAB Topic 14.F, the presentation of this information might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. Please revise to comply.

The separate note on the face of the statement of operations has been deleted and a parenthetical note to the appropriate income statement line items has been added.

Mr. John Reynolds

January 16, 2007

Note 2—Summary of Significant Accounting Policies

Revenue Recognition, page F-12

102.	We note Alsius sells products domestically through its direct sales force. Considering Alsius is growing its business by introducing its catheters to acute-care hospitals, tell us about the return rights, if any, of expired products from these hospitals and how these return rights impact Alsius’ revenue recognition policy.

Alsius historically has not accepted, and does not intend to accept, returns of expired products from acute-care hospitals. Accordingly, there is no impact to Alsius’s revenue recognition policy. Disclosure has been added to the revenue recognition policy stating that return rights are not offered for expired products.

103.	Please revise to disclose Alsius’ revenue recognition policy as it relates to sales to distributors. Tell us how Alsius assesses levels of inventory in the distribution channel, estimated shelf life (or expired product), and expected introductions of new products that may result in larger than expected returns of current products. Tell us also to what extent Alsius considers information from external sources (e.g., end-customer demand, third-party market research data) to assist them in such critical estimates. In addition, discuss any sales made to distributors wherein such sales are as a result of incentives or in excess of the customer’s ordinary course of business inventory level.

Disclosure has been added to the revenue recognition policy stating that Alsius’s revenue recognition policy is the same for domestic customers and distributors. Alsius assesses levels of inventory in the distribution channel through regular communications with its distributors by international sales and service personnel. Alsius does not use information from external sources to assess distributor inventory levels since it believes sufficient information is obtained through communications with internal sales and service personnel.

Alsius is not aware of any product sold to distributors that has expired. Also, Alsius does not accept returns of expired product as indicated in response to comment 102. There have been no sales to distributors as a result of incentives or in excess of the customer’s ordinary course of business inventory levels. Alsius’s new products are offered at higher prices and are designed to work with existing products. As existing products do not become obsolete, customers have the option of purchasing existing products at lower prices or new products at higher prices. There are no expected introductions of new products that management believes will result in returns of current product.

104.	Revise to include the term of the evaluation period and disclosures required by paragraph 23 of SFAS 13.

A summary of the disclosures in accordance with paragraph 23b is provided below.

Mr. John Reynolds

January 16, 2007

i.	The cost, carrying amount and accumulated depreciation for evaluation equipment was disclosed on page F-10 in the initial Form S-4 under “Evaluation Equipment”.

ii.	Disclosure has been added to include the statement there are no minimum future rentals.

iii.	As stated on page F-13 in the initial Form S-4, contingent rentals represent less than 10% of total revenue. The actual amount of contingent rentals is less than 6% for all periods presented; accordingly, Alsius believes the amount for contingent rentals is not material for separate disclosure.

In addition, Alsius has added disclosure for the term of the evaluation period.

Note 6—Accrued Liabilities, page F-16

105.	In order to provide an investor with a better understanding of this balance sheet amount, please revise to disclose the components of other accrued liabilities for each period presented.

Additional components of other accrued liabilities for each period presented has been added.

Ithaka Acquisition Corp. Financial Statement

General

106.	In order to justify equity classification of the warrants issued in the Unit Offering, the underlying agreement or clarification thereto must state unequivocally that the warrants may expire unexercised and worthless if a prospectus relating to the common stock to be issued upon the exercise of the warrants is not current. Please revise such that the financial statements are appropriately presented.

The warrant clarification agreement and unit purchase option have been amended to state that the warrants may expire unexercised and worthless if a prospectus relating to the common stock to be issued upon the exercise of the warrants is not current. This has been disclosed in Note 2 – Initial Public Offering on page F-41.

Notes to Financial Statements

Note 2 – Initial Public Offering, F-41

107.	Please revise to include disclosure related to the exercise of the warrants and UPO. For example, disclosure related to the warrants should be consistent with Section 3.3.2

Mr. John Reynolds

January 16, 2007

of your clarified warrant agreement. Revise disclosure in your description of securities section accordingly.

The requested disclosure has been made in Note 2 – Initial Public Offering on page F-41. We advise the Staff supplementally that the description of securities section already includes such disclosure.

Other Regulatory

108.	Please provide current consents and update all financial statements in accordance with Rule 3-12 of Regulation S-X.

Pursuant to comment 1, as we have converted the Form S-4 to a proxy statement, current consents from Goldstein Golub Kessler LLP and PricewaterhouseCoopers LLP are not necessary. All financial statements have been updated to September 30, 2006.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Noah Scooler
Noah Scooler

NSc:pan